UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

(Translation of registrant’s name into English)

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Auditor

Puhui Wealth Investment Management Co., Ltd. (“Puhui” or “the “Company”) was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP (“Marcum”) and continued to operate as an independent registered public accounting firm. On November 29, 2022, the audit committee of the board of directors of the Company approved the dismissal of Friedman and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman will now be provided by Marcum Asia.

Friedman’s reports on the Company’s financial statements for the fiscal years ended June 30, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through November 29, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended June 30, 2021 and 2020 and through November 29, 2022, except for the material weakness in internal control reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 29, 2021, there were no other “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Friedman with a copy of the above disclosure and requested that Friedman furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent fiscal years and through November 29, 2022, neither the Company nor anyone acting on the Company’s behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: December 2, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated December 2, 2022

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